# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Churchill Capital Corp XI, CIK 0002074973
CUSIP: G2131A124
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 640 FIFTH AVENUE 12TH FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 10/28/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-26-001833
Filed by CIK 0002089291

## Reporting persons
- RichRich Capital LLC: type of reporting person: partnership (PN); citizenship or place of organization: Indiana (IN); member of a group; sole voting power 0; shared voting power 1,480,100; sole dispositive power 0; shared dispositive power 1,480,100; aggregate amount beneficially owned 1,480,100 (3.34% of the class)
- Huang Capital Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 612,900; sole dispositive power 0; shared dispositive power 612,900; aggregate amount beneficially owned 612,900 (1.38% of the class)
- Huang Rich: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 352,300; shared voting power 2,093,000; sole dispositive power 352,300; shared dispositive power 2,093,000; aggregate amount beneficially owned 2,445,300 (5.51% of the class)

## Item 1. Issuer
Name of issuer: Churchill Capital Corp XI
Address of issuer's principal executive offices: 640 FIFTH AVENUE 12TH FLOOR, NEW YORK, NY 10019

## Item 2. Person Filing
Name of person filing:
RichRich Capital LLC ("RichRich")

Huang Capital Inc. ("Huang Capital")

Rich Huang ("Mr. Huang")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
RichRich Capital LLC
1000 Brickell Plaza, Unit 2704
Miami, FL 33131

Huang Capital Inc.
1000 Brickell Plaza, Unit 2704
Miami, FL 33131

Rich Huang
1000 Brickell Plaza, Unit 2704
Miami, FL 33131
Citizenship:
RichRich Capital LLC
Indiana

Huang Capital Inc.
Florida

Rich Huang
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of October 28, 2026, RichRich beneficially owned 1,480,100 Class A Ordinary Shares, which consists of 1,480,100 Class A Ordinary Shares underlying call options.

Mr. Huang, as the sole member of RichRich, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by RichRich.

As of October 28, 2026, Huang Capital beneficially owned 612,900 Class A Ordinary Shares, which consists of 612,900 Class A Ordinary Shares underlying call options.

Mr. Huang, as the sole director and sole officer of Huang Capital, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by Huang Capital.

Mr. Huang also may be deemed to be the beneficial owner of 352,300 Class A Ordinary Shares, which are held by Mr. Huang in his IRA account, which consists of 352,300 Class A Ordinary Shares underlying call options.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Class A Ordinary Shares owned by another Reporting Person or any other person. Mr. Huang disclaims beneficial ownership of the Class A Ordinary Shares beneficially owned by RichRich and Huang Capital. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on the aggregate of: (i) 41,900,000 Class A Ordinary Shares issued and outstanding as of October 13, 2026 based upon the Issuer's Prospectus filed under Rule 424(b)(3) with the Securities and Exchange Commission on October 13, 2026, and (ii) 2,445,300 Class A Ordinary Shares underlying the call options held by the Reporting Persons.

As of October 28, 2026, RichRich may be deemed to beneficially own less than 3.34% of the outstanding Class A Ordinary Shares.

As of October 28, 2026, Huang Capital may be deemed to beneficially own approximately 1.38% of the outstanding Class A Ordinary Shares.

As of October 28, 2026, Mr. Huang may be deemed to beneficially own approximately 5.51% of the outstanding Class A Ordinary Shares.

As of September 30, 2026, the Reporting Person may be deemed to beneficially own approximately 6.70% of the outstanding Class A Ordinary Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Mr. Huang may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by RichRich and Huang Capital.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1. Previously Filed.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RichRich Capital LLC: /s/ Rich Huang, Rich Huang, Sole Member (11/03/2026)
- Huang Capital Inc.: /s/ Rich Huang, Rich Huang, Chief Executive Officer (11/03/2026)
- Huang Rich: /s/ Rich Huang, Rich Huang (11/03/2026)